                                                            FOR IMMEDIATE RELEASE

Points, In Its 20th Anniversary Year, Again Ranked As One Of Canada's Best Workplaces

Great Place to Work® Institute recognizes Points for

its diverse and collaborative culture for 6th year in a row

TORONTO, April 17, 2020 - Points (TSX:PTS) (Nasdaq:PCOM), the global leader in powering loyalty commerce, has been ranked 17th on this year's Best Workplaces™ in Canada list by Great Place to Work® Institute. This marks the sixth consecutive year that Points has received the honour. Presented by Great Place to Work® Institute, the award identifies organizations that foster exceptional work environments and cultures that value the growth and development of their team members.

"We are extremely proud of this recognition. Points' five core values are Integrity, Innovation, Passion, Caring, and Collaboration. During this challenging time, we have been amazed by the unwavering dedication of our employees to display these values," said Inez Murdoch, Chief People Officer at Points. "Everyone's willingness to support each other and our partners is what creates our thriving culture at Points. We are delighted to be recognised as a great place to work, especially as we celebrate our 20th anniversary this year."

The 2020 Best Workplaces™ in Canada list is compiled by the Great Place to Work® Institute. The competition process is based on two criteria: two-thirds of the total score comes from confidential employee survey results and the remaining one-third comes from an in-depth review of the organization's culture. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture. Together, they provide crucial data relative to five trust-building dimensions: credibility, respect, fairness, pride, and camaraderie.

In addition to fostering a vibrant and people-centric workplace, Points offers competitive benefits like flexible work-hours, maternity and parental support, fitness and commuter reimbursement programs and career development opportunities.

This year's list received over 400 registrations and over 80,000 employees participated in the 2020 "Best Workplaces™ in Canada" survey, rolling out to impact over 300,000 Canadian employees.

For more information please contact the Institute at bestworkplaces@greatplacetowork.ca or visit www.greatplacetowork.ca.

About Points International

Points, (TSX: PTS)(NASDAQ: PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. Currently, the Company has a growing network of nearly 60 global loyalty programs integrated into its unique Loyalty Commerce Platform. Points offers three core private or co-branded services: its Loyalty Currency Retailing service sells loyalty points and miles directly to consumers; its Platform Partners service, which offers earn and redemption opportunities via third-party or loyalty channels; and its Points Travel service helps loyalty programs increase revenue from hotel and car rental bookings while offering members more opportunities to earn and redeem loyalty rewards more broadly. Points is headquartered in Toronto, with offices in San Francisco, London, Singapore and Dubai.

For more information, visit company.points.com.

About Great Place to Work®:

Great Place to Work® is the global authority on high-trust, high-performance workplace cultures. It is a global research and consulting firm with a mission to build a better society by helping companies transform their workplaces. Great Place to Work® provides the benchmarks, framework, and expertise needed to create, sustain, and recognize outstanding workplace cultures. In Canada, Great Place to Work® produces both industry and demographic specific Best Workplace™ lists. This is part of the world's largest annual workplace study, which culminates in a series of national lists in over 50 countries, including the study's flagship list of 100 Best Companies published annually in Fortune magazine. Globally, this survey represents the voices of 11 million employees, which are the primary determinant used in selecting winners. There's only one way to get on this list - your employees have to put you on it.

Check out www.greatplacetowork.ca

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CONTACT:

Points Media Relations
Catherine Lowe
catherine.lowe@points.com
+1 647-539-1310

GPTW

Nancy Fonseca

nancy.fonseca@greatplacetowork.com

+1 905-601-2345